Exhibit 12.1

SAFEWAY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Fiscal Year
	52 Weeks 2009	53 Weeks 2008	52 Weeks 2007	52 Weeks 2006	52 Weeks 2005
(Loss) income before income taxes	$(953.3)	$1,504.6	$1,403.6	$1,240.0	$849.0
Add interest expense	331.7	358.7	388.9	396.1	402.6
Add interest on rental expense (a)	230.8	239.2	239.7	256.0	256.7
(Less) add equity in (earnings) losses of unconsolidated affiliates, net	(8.5)	2.5	(8.7)	(21.1)	(15.8)
Less minority interest in subsidiary	—	—	—	(4.1)	(8.5)

(Loss) earnings	$(399.3)	$2,105.0	$2,023.5	$1,866.9	$1,484.0

Interest expense	$331.7	$358.7	$388.9	$396.1	$402.6
Add capitalized interest	7.5	12.2	16.0	15.8	16.0
Add interest on rental expense (a)	230.8	239.2	239.7	256.0	256.7

Fixed charges	$570.0	$610.1	$644.6	$667.9	$675.3

Ratio of earnings to fixed charges (b)	NM	3.45	3.14	2.80	2.20

(a)	Based on an 8.5% discount factor in 2007, 2008 and 2009 and 10% discount factor in all other years on the estimated present value of future operating lease payments.

(b)	In 2009, earnings were inadequate to cover fixed charges by approximately $170.7 million.

NM indicates not meaningful